SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d -101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § § 240.13d-2(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)1

TEMPUR SEALY INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

88023U101

(CUSIP Number)

H PARTNERS MANAGEMENT, LLC

888 Seventh Avenue,

29th Floor

New York, New York 10019

Attn: Rehan Jaffer

(212) 265-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	88023U101	13D	Page 2

1	NAME OF REPORTING PERSON H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 7,311,200
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 7,311,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,311,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.46%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP NO.	88023U101	13D	Page 3

1	NAME OF REPORTING PERSON H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 5,321,100
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 5,321,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,321,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.79%
14	TYPE OF REPORTING PERSON PN

CUSIP NO.	88023U101	13D	Page 4

1	NAME OF REPORTING PERSON H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 5,321,100
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 5,321,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,321,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.79%
14	TYPE OF REPORTING PERSON OO

CUSIP NO.	88023U101	13D	Page 5

1	NAME OF REPORTING PERSON Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 7,311,200
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 7,311,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,311,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.46%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 10”). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons have relinquished beneficial ownership of 1,188,800 Shares on March 11, 2018, upon their decision to terminate their Investment Advisory Agreement with a separately managed account. Following this transaction, the Reporting Persons currently intend to hold their remaining stake of 7,311,200 Shares. The Reporting Persons continue to be optimistic about the Issuer’s prospects.

Item 5. Interest in Securities of the Issuer

Items 5(a) –(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 54,324,879 Shares outstanding as of February 26, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2018.

A.	H Partners Management

(a)	As of March 11, 2018, H Partners Management, as the investment manager, may be deemed the beneficial owner of 7,311,200 Shares, which consists of the Shares held in the H Partners Account and the Shares owned by the Funds.

Percentage: Approximately 13.46%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 7,311,200

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 7,311,200

(c)	H Partners Management has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D.

B.	H Partners LP

(a)	As of March 11, 2018, H Partners LP beneficially owned 5,321,100 Shares.

Percentage: Approximately 9.79%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 5,321,100

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 5,321,100

(c)	H Partners LP has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D.

C.	H Partners Capital

(a)	H Partners Capital, as the general partner of H Partners LP, may be deemed the beneficial owner of the 5,321,100 Shares owned by H Partners LP.

Percentage: Approximately 9.79%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 5,321,100

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 5,321,100

(c)	H Partners Capital has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D.

D.	Rehan Jaffer

(a)	Rehan Jaffer, as the managing member of H Partners Management and H Partners Capital, may be deemed the beneficial owner of 7,311,200 Shares, which consists of the Shares held in the H Partners Account and the Shares owned by the Funds.

Percentage: Approximately 13.46%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 7,311,200

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 7,311,200

(c)	Rehan Jaffer has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein. Other than H Partners LP, none of the other individual Funds beneficially own a number of Shares representing more than 5% of the outstanding Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2018	H PARTNERS MANAGEMENT, LLC

	By:	/s/ Rehan Jaffer
Rehan Jaffer
Managing Member

H PARTNERS, LP

	By:	H Partners Capital, LLC, its General Partner

	By:	/s/ Rehan Jaffer
Rehan Jaffer
Managing Member

H PARTNERS CAPITAL, LLC

	By:	/s/ Rehan Jaffer
Rehan Jaffer
Managing Member

/s/ Rehan Jaffer
Rehan Jaffer